Exhibit 99
STARFIELD RESOURCES INC.
(An Exploration Company)
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2010

June 10, 2010
Independent Auditors’ Report
To the Shareholders of
Starfield Resources Inc.
We have completed integrated audits of Starfield Resources Inc.’s 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as at February 28, 2010. Our opinions, based on our audits, are presented below.
Consolidated Financial statements
We have audited the accompanying consolidated balance sheets of Starfield Resources Inc. as at February 28, 2010 and February 29, 2009, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended February 28, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and February 29, 2009 and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2010 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited Starfield Resources Inc.’s internal control over financial reporting as at February 28, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.B on this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a materiall weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in
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accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Nevoro Inc. from its assessment of internal control over financial reporting as at December 31, 2009 because it was acquired by the Company in a purchase business combination in September of 2009. We have also excluded Nevoro Inc. from our audit of internal control over financial reporting. Nevoro Inc. is a wholly-owned subsidiary whose total assets represent 11% of the related consolidated financial statement amounts as at and for the year ended December 31, 2009.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at February 28, 2010 based on criteria established in Internal Control - Integrated Framework issued by the COSO.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
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Consolidated Balance Sheets
As at February 28, 2010 and February 28, 2009
(in thousands of Canadian dollars)

	February 28,	February 28,
	2010	2009

ASSETS
Current Assets
Cash	$3,581	$3,899
Accounts receivable	220	769
Prepaid expenses and deposits (Note 4)	486	465

Total current assets	4,287	5,133

Mineral properties (Note 5)	124,172	105,379
Equipment (Note 6)	390	534

Total assets	$128,849	$111,046

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$674	$997

Total current liabilities	674	997

Deferred compensation (Note 10)	385	—
Future income tax liability (Note 7)	9,944	5,007

SHAREHOLDERS’ EQUITY
Share capital	136,660	120,918
Contributed surplus	13,024	12,341
Warrants	1,020	751
Deficit	(32,858)	(28,968)

Total shareholders’ equity	117,846	105,042

Total liabilities and shareholders’ equity	$128,849	$111,046

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 12)
The accompanying notes are an integral part of these financial statements.
     On behalf of the Board:

(signed)	Director	(signed)	Director
Norman Betts		Shirley Mears
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Consolidated Statements of Operations and Comprehensive Loss
For the years ended February 28, 2010, February 28, 2009 and February 29, 2008
(in thousands of Canadian dollars except loss per share)

	2010	2009	2008

Expenses
General and administrative
Consulting	$9	$53	$95
Directors’ fees	236	217	282
Investor relations	110	370	1,368
Legal and audit	250	592	778
Compensation	707	1,391	1,633
Rent and office services	477	456	421
Transfer and regulatory fees	184	130	265
Travel and conferences	102	246	290

	2,075	3,455	5,132

Amortization of equipment	110	160	$45
Stock-based compensation (Note 9 & Note 10)	506	737	$8,319
Interest income	(22)	(376)	$(483)

Loss before income taxes	2,669	3,976	13,013

Future income tax expense (recovery)	1,221	(834)	$(1,173)

Net loss and comprehensive loss for the period	$3,890	$3,142	$11,840

Basic and diluted net loss per share	$0.01	$0.01	$0.04

Weighted average number of shares outstanding	397,144	319,325	298,702

The accompanying notes are an integral part of these financial statements.
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Consolidated Statements of Cash Flow
For the years ended February 28, 2010, February 28, 2009 and February 29, 2008
(in thousands of Canadian dollars)

	2010	2009	2008

OPERATING ACTIVITIES
Net loss for the period	$(3,890)	$(3,142)	$(11,840)
Non-cash charges (credits) to earnings:
Future income tax expense (recovery)	1,221	(834)	(1,173)
Amortization of equipment	110	160	45
Stock based compensation expense	506	737	8,319
Settlement of investor relations contracts	—	—	985
Changes in non-cash working capital:
Decrease / (increase) in accounts receivables	646	(453)	(141)
Decrease / (increase) in prepaid expenses and deposits	10	1,234	(1,616)
Decrease in accounts payable and accrued liabilities	(648)	(1,527)	(541)

Net cash used in operating activities	(2,045)	(3,825)	(5,962)

INVESTING ACTIVITIES
Mineral properties	(3,353)	(24,956)	(12,873)
Cash received on acquisition of Nevoro Inc., net of acquisition costs (Note 3)	1,433	—	—
Purchase of equipment	—	(18)	(257)

Net cash used in investing activities	(1,920)	(24,974)	(13,130)

FINANCING ACTIVITIES
Issuance of shares and units	4,176	23,096	31,082
Repayment of capital lease obligations	(79)	(106)	(141)
Share issue costs	(450)	(1,207)	(1,440)

Net cash provided by financing activities	3,647	21,783	29,501

Decrease in cash	(318)	(7,016)	10,409
Cash at beginning of period	3,899	10,915	506

Cash at end of period	$3,581	$3,899	$10,915

Supplemental Disclosures
Interest received	$(22)	$(376)	$(483)
Income taxes paid	$—	$—	$—
The accompanying notes are an integral part of these financial statements.
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Consolidated Statements of Changes in Shareholders’ Equity
As at February 28, 2010, February 28, 2009 and February 29, 2008
(in thousands of Canadian dollars)

	February 28, 2010		February 28, 2009		February 29, 2008
	Number	Amount	Number	Amount	Number	Amount

Share Capital

Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Issued
Common Shares
Balance at beginning of period	332,685,899	$120,918	301,151,593	$102,513	200,849,847	$72,516
Capital stock issued:
Private placements (Note 8)	41,077,636	4,135	29,765,556	22,285	58,392,854	14,147
Acquisition of Nevoro Inc. (Note 3)	148,149,072	13,334	—	—	—	—
Exercise of warrants	—	—	—	—	28,333,890	10,538
Exercise of options (Note 9)	—	—	1,768,750	794	13,425,002	5,444
On contract termination	—	—	—	—	150,000	251
Transfer to capital stock	—	—	—	—	—	—
Transfer from warrants on exercise of warrants	—	—	—	—	—	953
Transferred from contributed surplus
on exercise of stock options	—	—	—	235	—	2,156
Flow-through tax benefits renounced	—	(1,398)	—	(4,050)	—	(2,052)
Share issuance costs	—	(450)	—	(1,207)	—	—
Future taxes on share issuance costs	—	121	—	348	—	(1,440)

Balance at end of period	521,912,607	136,660	332,685,899	120,918	301,151,593	102,513

Contributed surplus
Balance at beginning of period		12,341		8,575		2,412
Stock based compensation expense (Note 9)		582		4,001		8,319
Acquisition of assets (Note 3)		101		—		—
Transferred to share capital on exercise of stock options		—		(235)		(2,156)

Balance at end of period		13,024		12,341		8,575

Warrants
Balance at beginning of period	1,207,100	751	800,000	734	22,202,153	—
Issued (Note 8)	2,670,046	41	407,100	17	20,994,997	1,687
Acquisition of assets (Note 3)	28,367,328	228	—	—	(28,333,892)	(953)
Expired	(4,885,372)	—	—	—	(14,063,258)	—

Balance at end of period	27,359,102	1,020	1,207,100	751	800,000	734

Deficit
Balance at beginning of period		(28,968)		(25,826)		(25,826)
Net loss		(3,890)		(3,142)		(3,142)

Balance at end of period		(32,858)		(28,968)		(28,968)

Shareholders’ equity at end of period		$117,846		$105,042		$82,854

The accompanying notes are an integral part of these financial statements.
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Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

1.	Nature and Continuance of Operations
Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties in North America.
The Company is an exploration company. Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada (Note 5). Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of the Ferguson Lake property.
Starfield completed the acquisition of Nevoro Inc. (“Nevoro”) on October 8, 2009 (Note 3). The three primary assets acquired in the acquisition are as follows:
•	the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•	the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and

•	a portfolio of Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.
As an exploration stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.
2.	Summary of Significant Accounting Policies
a) Consolidation
The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. The consolidated financial statements consolidate the assets, liabilities, and results of all entities in which the Company holds a controlling financial interest. Control is established by the Company’s ability to determine strategic, operating, investing and financing policies without the co-operation of others. The effects of all transactions between controlled entities are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of operations from the date on which the control commences. Where control of an entity ceases during a financial year, its results are only included for the portion of the year over which control exists.

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Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

b) Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rates, whereas non-monetary assets, liabilities and related expenses denominated in foreign currencies are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the transaction of these amounts are included in the consolidated statement of operations.
c) Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates. Significant estimates and assumptions include those related to the determination as to whether costs are expensed or deferred, the recoverability of mineral properties, stock based compensation, future income taxes, and the ability to continue as a going concern.
d) Financial instruments
The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities. Financial assets and liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification. Starfield has classified its cash and refundable deposits as held for trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, due to their short term maturity.
e) Mineral properties
The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment in value. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production. Each project is assessed on an annual basis for impairment by comparing the present value of the future cash flows (fair value) to the capitalized book value. If the book value exceeds the fair value, the project will be written.
Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.
f) Amortization of equipment
Equipment is recorded at cost with amortization provided on a declining balance and straight-line basis as follows:

Furniture and fixtures	20%
Exploration equipment	30%
Equipment under capital lease	30%
Leasehold improvement	straight-line over 18 months

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Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Amortization related to exploration equipment is deferred to mineral properties, as they are part of exploration costs.
g) Leases
Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Rental payments under operating leases are expensed as incurred.
h) Flow-through common shares
Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders. When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.
i) Loss per share
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.
j) Stock-based compensation
The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated value is recognized over the vesting period through a charge to statement of operations or capitalized to mineral properties. Consideration paid for the shares on the exercise of stock options is credited to capital stock.
k) Income taxes
Income taxes are provided for in accordance with the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.
l) New accounting pronouncements
In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company will assess the impact of this section prior to implementation.

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Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Also in October 2008, the CICA issued Handbook Sections 1601, Consolidated Financial Statements and 1602, Non-controlling Interests to replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statement whereas Section 1602 establishes standards to provide guidance on accounting for non-controlling interests subsequent to a business combination. It is equivalent to the corresponding provisions found in International Accounting Standards (“IAS”) 27. This is effective for fiscal years beginning on or after January, 2011. The Company does not expect these standards to have any material impact on its financial statements.
In March 2009, the CICA approved EIC 174, Mining Exploration Costs. This guidance clarified when exploration costs related to mineral properties may be capitalized and, if exploration costs are initially capitalized, when should impairment be assessed to determine whether a write-down is required. The guidance further clarified what conditions indicate impairment. This guidance is applicable to financial statements filed after March 27, 2009. The Company has considered this guidance in assessing the value of its mineral properties and has determined that there is no impairment in value at February 28, 2010.
In 2009 the Accounting Standards Board amended CICA handbook Section 3862 “Financial Instruments — Disclosures”, to require enhanced disclosures — a “fair value hierarchy” that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair values. The new disclosure requirements of this standard are addressed in Note 15.
m) Comparative data
Certain of the prior year’s comparative numbers have been reclassified to reflect the current year’s financial statement presentation.
3.	Nevoro acquisition
On October 8, 2009, Starfield completed its acquisition of 100% of the common shares of Nevoro, its principal assets being the Stillwater Project located in Montana, the Moonlight Project located in California and a portfolio of eight Nevada gold properties. The acquisition was completed by way of a Plan of Arrangement (the “Arrangement”), which was approved by Industry Canada under the Canadian Business Corporations Act on October 8, 2009. Pursuant to the Arrangement, each issued and outstanding Nevoro common share was purchased by Starfield, and the holder thereof received 0.87 of one Starfield common share.
In consideration for the acquisition of Nevoro, Starfield issued 148,149,072 common shares to shareholders of Nevoro, representing approximately $13.3 million in total value.
For accounting purposes, the measurement of the purchase consideration in the consolidated financial statements are based on the closing market price of Starfield common shares on the effective closing date, October 8, 2009, which equates to $0.09 for each Starfield common share. Nevoro’s opening balance sheet was translated from U.S. dollars into Canadian dollars at 1.054, the closing foreign exchange rate on October 8, 2009.
Holders of Nevoro common share purchase warrants and stock options shall receive, upon the subsequent exercise of such Nevoro warrants and options, 0.87 of one Starfield common share in lieu of each Nevoro common share to which they would have otherwise been entitled. The exercise price applicable to each Nevoro warrant and option has been adjusted to an amount equal to the product of (A) the exercise price per share prescribed in each Nevoro warrant and option and (B) 1.15. These warrants and options have been included in the purchase consideration at their fair value of approximately $228 and $101, respectively, based on the Black-Scholes option pricing model.

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Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

The following assumptions were used in applying the Black-Scholes option pricing model:

Risk-free interest rate	1.36%
Expected life of options	1.1 years
Expected life of warrants	1.3 years
Annualized volatility	96.95%
Dividend rate	0.00%

The table below sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on preliminary estimates of fair value. The purchase price allocation remains preliminary and is subject to change should some of the assumptions used in allocating value between mineral properties acquired are modified. Any change to the purchase price allocation will not impact the net assets acquired.

Net assets acquired:
Cash	$2,066
Accounts receivable	97
Prepaid expenses and deposits	31
Mineral properties	14,892
Accounts payable and accrued liabilities	(349)
Future income tax liability	(2,441)

$14,296

Purchase price:
Common shares of Starfield issued on acquisition	$13,334
Transaction costs	633
Fair value of stock options	101
Fair value of warrants	228

$14,296

4.	Prepaid Expenses and Deposits

	February 28,	February 28,
	2010	2009

Deposits — property leases	$274	$274
Prepaid insurance	100	98
Other	112	93

	$486	$465

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

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Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

5.	Mineral Properties

	Ferguson Lake	Stillwater	Moonlight	Nevada		February 28,
As at February 28, 2010	Project	Project	Project	Projects	Total	2009

Property acquisitions and maintenance costs
Balance, beginning of period	$2,694	$—	$—	$—	$2,694	$2,378
Nevoro acquisition (Note 3)	—	9,262	4,630	1,000	14,892	—
Maintenance	294	—	—	—	294	316

Balance, end of period	$2,988	$9,262	$4,630	$1,000	$17,880	$2,694

Exploration costs
Balance, beginning of period	$102,685	$—	$—	$—	$102,685	$74,286
Compensation (Note 9 & Note 10)	1,480	23	27	—	1,530	7,457
Air support including helicopter moves	133	—	—	—	133	4,070
Diamond drilling	73	—	54	—	127	3,525
Camp support costs, including fuel	394	21	6	—	421	8,492
Diamond exploration program	636	—	—	—	636	—
Recovery of diamond exploration program expenses	(636)	—	—	—	(636)	—
Analytical and geophysical services	1,379	—	17	—	1,396	4,855

Balance, end of period	$106,144	$44	$104	$—	$106,292	$102,685

Mineral properties	$109,132	$9,306	$4,734	$1,000	$124,172	$105,379

a) Ferguson Lake
The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.
On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop Starfield’s previously identified diamond potential at the Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 — 15	$2.0 million
Months 16 — 24	$2.5 million
Months 25 — 30	$2.0 million
After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.
b) Stillwater Project
The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement, executed January 1, 2004, and the Mountain View Lease Agreement signed February 1, 2004. An additional 9,680 acres was added in August 2009 through a purchase and sale agreement with Beartooth Platinum Corporation.
The Basal Zone Lease Agreement leases the Company mineral claims for 10 years. The Company is required to make the following payments pursuant to the lease agreement — US$1.5 per month from the third anniversary of the date of execution and US$2 per month from the sixth anniversary of the date of execution until the end of the lease.

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Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Under the Basal Zone Lease Agreement, a 2% production royalty is payable by Starfield on the sales of ores and concentrates; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by Starfield.
The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by Starfield on the sale of ore and concentrate, a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.
In addition, the Company has signed an agreement to lease with an option to acquire, the Benbow chromite mine which is adjacent to the Stillwater project in Montana. The mine would be acquired under a Lease with Option to Purchase from Benbow Mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenth anniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty would be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.
The Company has the option to purchase the Benbow mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.
c)Moonlight Project
The Moonlight Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims:
Diane Claims
In 2005, the Company entered into an assignment agreement to acquire an option to purchase an undivided 100% interest in the Diane 1 to Diane 8 mineral claims in Plumas County, California, U.S.A., subject to a ‘purchasable’ 2% NSR. The Company has the remaining obligation to two assignors and the vendor through an annual payment of US$20, and payment of the annual lease fees for each claim. The agreement may be terminated by the Company at any time by giving written notice provided that the Company has to pay the related taxes to maintain the claims in good standing for 12 months from the date of termination.
Teagan Claims
The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.

STARFIELD RESOURCES INC. | 14

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

California-Engels Claims
In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.
The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.
d) Nevada Properties
Starfield holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth), consisting of a total of 1,234 claims, located in a historic high-grade mining district. All are located in the state of Nevada except for Dome Hill which straddles the Nevada-California border.
On June 1, 2009, Nevoro Inc, prior to its acquisition by Starfield, signed a Letter of Intent (“LOI”) with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.
Golden Predator can earn an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement (EOJV). Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property portfolio, (thereby increasing its interest to 75%) by spending an additional US$3 million dollars during the three year period following the initial earn-in.
6.	Equipment

	February 28, 2010			February 28, 2009
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value

Furniture and fixtures	$335	$185	$150	$338	$147	$191
Exploration equipment	366	294	72	366	263	103
Equipment under capital lease	578	410	168	578	338	240

	$1,279	$889	$390	$1,282	$748	$534

Amortization of exploration equipment of $31 (February 28, 2009 — $44) was deferred to mineral properties.

STARFIELD RESOURCES INC. | 15

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

7.	Future Income Tax Liability

	February 28,	February 28,	February 29,
	2010	2009	2008

Future income tax assets
Loss carryforwards	$8,521	$4,824	$3,659
Equipment	65	53	25
Mineral properties	2,104	—	—
Share issuance costs	710	—	—
Non-capital losses	321	—	—
Valuation allowance	(6,310)	661	672

	5,411	5,538	4,356
Future income tax liabilities
Resource deductions	15,355	10,545	6,495

Net future income tax liabilities	$9,944	$5,007	$2,139

The significant components of the Company’s future income tax assets and liabilities are as follows:

	February 28,	February 28,	February 29,
	2010	2009	2008

Loss for year before income tax	$2,669	$3,976	$13,013

Income tax recovery at statutory rates	$827	$1,233	$3,513
Adjusted for the effect of:
Non-deductible expenses	(2)	(3)	(4)
Non-deductible stock compensation	(157)	(228)	(2,246)
Resource loss for tax purposes and impact of rate change	(84)	(168)	(90)
Prior year adjustment	(955)	—	—
Expiry of losses	(765)	—	—
Other	(85)	—	—

Future income tax (expense) recovery	$(1,221)	$834	$1,173

The Company has non-capital losses of approximately $17,986 (2009 — $17,868) available for deduction against future years’ taxable income. These losses, if not utilized will expire through 2030. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.
The benefit associated with these non-capital losses has been recorded for accounting purposes.
8.	Financing
On December 22, 2009, the Company issued 22,615,732 flow-through common shares at a price of $0.105 per share for gross proceeds of $2,375. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $190, with a future tax impact of $51.
On December 31, 2009, the Company issued 4,761,904 flow-through common shares at a price of $0.105 per share for gross proceeds of $500. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $79, with a future tax impact of $21.

STARFIELD RESOURCES INC. | 16

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

On January 13, 2010, the Company issued 13,700,000 common shares at a price of $0.095 per share for gross proceeds of $1,302. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $181, with a future tax impact of $49.
As part of the equity financings outlined above, the Company issued 2,670,046 broker warrants, which entitle the holder to purchase one common share at prices between $0.095 and $0.12 for up to two years from the date of issuance. A relative fair value calculation was used to present the carrying value of the warrants. The 2,670,046 broker warrants were assigned a fair value of $41. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.34 — 1.47%
Expected life of warrants	2
Annualized volatility	98.55 — 98.63%
Dividend rate	0.00

In aggregate, the Company issued a total of 41,077,636 common shares for gross proceeds of $4,135 and 2,670,046 broker warrants with proceeds of $41. The total issuance costs were $450 with a future tax impact of $121.
On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15,000 and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5,000, with aggregate proceeds totaling $20,000. The Company paid issuance costs of $1,026, with a future tax impact of $299.
On February 26, 2009, the Company issued 9,210,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $2,302. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $181, with a future tax impact of $49.
As part of the February 26, 2009 equity financing, the Company issued 407,100 broker warrants which entitles the holder to purchase one common share at a price of $0.40 until February 25, 2011. A relative fair value calculation was used to present the carrying value of the warrants. The 407,100 broker warrants were assigned a fair value of $17. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.23%
Expected life of options	2 years
Annualized volatility	93.00%
Dividend rate	0.00%

Flow-through shares
During the year ended February 28, 2010, the Company issued 27,377,636 (February 28, 2009 — 24,210,000) flow-through shares and has renounced $5,177 (February 28, 2009 —$15,000) of expenditures to the flow-through shareholders.
9.	Stock Options
The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

STARFIELD RESOURCES INC. | 17

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Stock options transactions are summarized as follows:

	Twelve months ended		Twelve months ended		Twelve months ended
	February 28, 2010		February 28, 2009		February 29, 2008
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	(000's)	price	(000's)	price	(000's)	price

Balance at beginning of period	19,428	$0.97	19,958	$0.96	19,115	$0.41
Granted	10,800	0.11	1,850	0.77	16,125	1.12
Nevoro acquisition (Note 3)	15,384	0.49	—	—	—	—
Exercised	—	—	(1,769)	0.45	(13,425)	0.44
Cancelled or expired	(3,900)	1.48	(611)	1.39	(1,857)	0.54

Balance at end of period	41,712	$0.56	19,428	$0.97	19,958	$0.96

     The following stock options were outstanding at February 28, 2010:

	Options outstanding			Options exercisable

		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Exercise price per share	outstanding	life (years)	exercise price	exerciseable	exercise price

$0.09 - $0.25	11,391,500	4.80	$0.11	3,241,500	$0.11
$0.26 - $0.50	10,447,124	1.66	0.30	10,447,124	0.30
$0.51 - $1.00	10,638,740	1.04	0.58	10,638,740	0.58
$1.01 - $1.50	4,385,000	2.63	1.11	4,385,000	1.11
$1.50 - $2.00	4,850,000	2.50	1.68	4,850,000	1.68

	41,712,364	2.56	$0.56	33,562,364	$1.68

During the year ended February 28, 2010, the Company granted 10,800,000 stock options (February 28, 2009 —1,850,000) with a fair value of $858 (February 28, 2009 — $913) to directors, employees and consultants. The Company recognized $582 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $274 was capitalized to the compensation category under mineral properties (February 28, 2009 —$4,001, $3,264 capitalized). The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the year ended February 28, 2010 was $0.08 (February 28, 2009 — $0.49).
The estimated value of the options granted will be recognized over the vesting period. As at February 28, 2010, there is $547 (February 28, 2009 — $288) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.
10.	Deferred Compensation
On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

STARFIELD RESOURCES INC. | 18

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment. Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at fair market value by March 1, 2011.
During the year ended February 28, 2010, 4,052,052 DCUs were issued and $758 was recorded to stock-based compensation expense, of which $371 was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at February 28, 2010, and as a result, $373 was credited to stock-based compensation expense, due to the decrease in Starfield’s share price, of which $183 was capitalized to the compensation category under mineral properties.
The following is a continuity of the DCUs for the periods indicated:

	Twelve months ended		Twelve months ended
	February 28, 2010		February 28, 2009
	Number	Amount	Number	Amount

Balance at beginning of period	—	$—	—	$—
Issued	4,052,052	758	—	—
Mark-to-market adjustment	—	(373)	—	—

Balance at end of period	4,052,052	$385	—	$—

11.	Related Party Transactions
During the year ended February 28, 2010, Ross Glanville & Associates Ltd., a company owned by a director of Starfield, was engaged to perform consulting work. Fees of $5 were incurred (February 28, 2009 — $64).
The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
12.	Commitments and Contingencies
Leases
The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013. Minimum annual rents are $176 (November 30, 2008 — $176). The total minimum obligation remaining under this lease is $768 (November 30, 2008 — $901). The Company has taken over Nevoro’s lease for its former Toronto office which expires September 30, 2011. Minimum annual rents are $83. This property has been sub-leased.
The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property which expires in July 2012. Minimum annual rents are $96.

STARFIELD RESOURCES INC. | 19

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

The minimum lease payments on the leases are as follows:

2011	$360
2012	329
2013	187
2014	126

$1,002

13.	Segmented Information
The Company has one reportable segment, which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets is as follows:

	February 28, 2010		February 28, 2009
As at	Canada	USA	Canada	USA

Cash	$3,581	$—	$3,899	$—
Accounts receivable	220	—	769	—
Prepaid expenses and deposits	460	26	465	—
Mineral properties	109,132	15,040	105,379	—
Equipment	390	—	534	—

	$113,783	$15,066	$111,046	$—

14.	Capital Management
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so. Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects. There is no certainty with respect to the Company’s ability to raise capital.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.
There were no changes in the Company’s approach to capital management during the year ended February 28, 2010. The Company is not subject to externally imposed capital requirements.
15.	Financial Risk Factors
Financial instruments include cash and any contracts that give rise to a financial asset to one party and a financial liability or equity instrument to another party. During 2009, CICA Handbook Section 3862, “Financial instruments — Disclosures”, was amended to require disclosures about the classification and fair value of financial instruments, including their classification within a hierarchy that prioritizes the inputs to fair value measurements. The three levels of the fair value hierarchy are:

STARFIELD RESOURCES INC. | 20

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 — Inputs that are not based on observable market data.
As at February 28, 2010, the carrying value and fair value of financial instruments by category are as follows:

	2010
				Other			Fair Value
	Held For	Loan &	Available	Financial	Carrying	Fair	Heirarchy
	Trading	Receivable	For Sale	Liabilities	Value	Value	Level

Financial Assets
Cash	3,581	—	—	—	3,581	3,581	Level 1
Accounts receivable	—	220	—	—	220	220	Level 2
Prepaid expenses and
deposits	486	—	—	—	486	486	Level 1

	4,067	220	—	—	4,287	4,287

Financial Liabilities
Accounts payable and
accrued liabilities	—	—	—	674	674	674	Level 2

	—	—	—	674	674	674

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit risk
The Company’s credit risk is primarily attributable to short-term investments and receivables. The Company has no significant concentration of credit risk arising from operations. Short-term investments are classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote.
Liquidity risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at February 28, 2010, the Company had a cash balance of $3,581 (February 28, 2009 — $3,899) to settle current liabilities of $674 (February 28, 2009 — $997). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms with the exception of Starfield’s capital lease which has a maturity of July 2010.
Market risk
(a) Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

STARFIELD RESOURCES INC. | 21

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

(b) Foreign currency risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk.
(c) Price risk
The Company is exposed to price risk with respect to commodity prices. Changes in commodity prices will impact the economics of development of the Company’s mineral properties. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.
Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.
As at February 28, 2010, the carrying and fair value amounts of the Company’s financial instruments are the same.
The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.
16.	Subsequent Event
Subsequent to February 28, 2010, the Company entered into the following transactions:
a) On May 26, 2010, the Company announced it had entered into a private placement offering of up to 25,100,000 units at a price of $0.085 per unit for gross proceeds of $2,133. Each unit consists of one flow-through common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.15 per share for a period of 12 months from the closing date.
17.	Differences between Canadian and United States Generally Accepted Accounting Principles
These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which conforms in all material respects with those in the United States (U.S. GAAP), except for the following measurement differences as it relates to the Company:
Exploration Expenditures
In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S. GAAP. Under U.S. GAAP exploration expenditures on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these expenditures may be deferred. The costs capitalized for U.S. GAAP purposes relate solely to mineral property acquisition costs.
Under Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

STARFIELD RESOURCES INC. | 22

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Flow-through Shares and Future Income Tax Recovery
Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under U.S. GAAP, any difference between the fair value of the non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares. The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax deductions are renounced to investors.
During the year ended February 29, 2008, the Company issued and renounced 27,142,855 flow-through shares for total proceeds of $7,600. As the value of the consideration received for the flow-through shares issued during the year ended February 29, 2008 exceeded the fair value of the non-flow through shares on the date issued by $1,086, the Company recorded the difference in capital stock and related income tax expenses on renunciation.
During the year ended February 28, 2009, the Company issued and renounced 15,000,000 flow-through shares for total proceeds of $15,000. As the value of the consideration received for the flow-through shares issued during the year ended February 28, 2009 exceeded the fair value of the non-flow through shares on the date issued by $1,650, the Company recorded the difference in capital stock and related income tax expenses on renunciation.
During the year ended February 28, 2010, the Company issued and renounced 27,377,636 flow-through shares for total proceeds of $2,875. As the value of the consideration received for the flow-through shares issued during the year ended February 28, 2010 exceeded the fair value of the non-flow through shares on the date issued by $363, the Company recorded the difference in capital stock and related income tax expenses on renunciation.
Comprehensive Income
Under U.S. GAAP, Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. The Company has determined that comprehensive income (loss) consisted only of the net loss for the year in all of the years presented.
The following summarizes the balance sheet items prepared under U.S. GAAP, where there are material variations from Canadian GAAP:

	2010	2009

Mineral properties	$17,946	$2,694
Future income tax liablity	7,048	1,303
Share capital	144,908	129,116
Additional paid-in capital	13,079	12,396
Deficit	(144,491)	(136,202)

STARFIELD RESOURCES INC. | 23

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

The following table is a reconciliation of the loss for the year between Canadian GAAP and U.S. GAAP:

	2010	2009	2008

Loss for the year under Canadian GAAP	$3,890	$3,142	$11,840
U.S. GAAP material adjustments
Expense of mineral property expenditures	2,907	26,021	13,083
Expense of Nevoro Inc. acquisition costs (Note 3)	633	—	—
Reduction of future income tax expense	(363)	(1,650)	—
Reduction of future income tax recovery	1,221	834	87

Net loss for the year under U.S. GAAP	$8,288	$28,347	$25,010

Basic and diluted net loss per share under U.S. GAAP	$0.02	$0.09	$0.08

Weighted average number of shares outstanding	397,144	319,325	298,702

The following table is a reconciliation of the shareholder’s equity for the year between Canadian GAAP and U.S. GAAP:

	2010	2009	2008

Shareholders’ equity under Canadian GAAP	$117,846	$105,042	$85,996

U.S. GAAP material adjustments
Expense of mineral property expenditures	(105,592)	(102,685)	(76,664)
Expense of Nevoro Inc. acquisition costs (Note 3)	(633)	—	—
Reduction of future income tax expense	3,479	4,287	2,721
Reduction of future income tax recovery	(583)	(583)	(583)

Shareholders’ equity under U.S. GAAP	$14,517	$6,061	$11,470

The following table summarizes the effect on cash flows after considering the U.S. GAAP adjustments:
Cash flows from operating activities:

	2010	2009	2008

Cash flows from operating activities per Canadian GAAP	$(2,045)	$(3,825)	$(5,962)
Mineral properties expensed as incurred	(3,087)	(22,262)	(12,873)
Acquisition cost adjustment (Note 3)	(633)	—	—

Cash flows from operating activities per U.S. GAAP	$(5,765)	$(26,087)	$(18,835)

Cash flows from investing activities:

	2010	2009	2008

Cash flows from investing activities per Canadian GAAP	$(1,920)	$(24,974)	$(13,130)
Mineral properties expensed as incurred	3,087	22,262	12,873
Acquisition cost adjustment (Note 3)	633	—	—

Cash flows from investing activities per U.S. GAAP	$1,800	$(2,712)	$(257)

STARFIELD RESOURCES INC. | 24

Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Recent accounting pronouncements
Codification of U.S. GAAP
On July 1, 2009, the Financial Accounting Standards Board’s (FASB) Codification of U.S. GAAP was launched as the sole source of authoritative non-governmental U.S. GAAP. The Accounting Standards Codification (“ASC”) is not intended to change U.S. GAAP, but rather to reorganize existing guidance by accounting topic to allow easier identification of applicable standards. We have updated any references to U.S. GAAP to reflect the FASB Codification.
Measuring Fair Value of Liabilities
In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities, which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Existing guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date assuming no settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. The Company has adopted ASU 2009-05 in the fourth quarter of fiscal 2010. The adoption has not had any impact on the Company’s financial statements.
Disclosure about Derivative Instruments and Hedging Activities
New disclosure requirements for derivative instruments and hedging activities was issued by the FASB in March 2008. Under this new guidance, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This standard was adopted by the Company in 2010 but has not had any impact on its disclosures as the Company does not currently use derivative instruments or engage in hedging activities.
Business Combinations
Under the new guidance effective for business combinations consummated after February 28, 2009, business acquisitions are accounted for under the “acquisition method”, as opposed to the “purchase method”. The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under the previous requirements, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in all assets and liabilities recorded at 100% of fair value, whereas under the previous requirements only the controlling interest’s portion was recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, whereas under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated. The Company has adopted the new business combination guidance in 2010.

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Notes to the Consolidated Financial Statements
For the year ended February 28, 2010
(in thousands of Canadian dollars, unless otherwise noted)

Non-controlling Interests in Consolidated Financial Statements
In 2010, the Company adopted the provisions for non-controlling interests issued by the FASB in December 2007. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The adoption of this standard did not have an impact on the Company’s financial statements.
Subsequent events
In May 2009, FASB issued Statement of Financial Accounting Standards No. 165 (ASC Subtopic 855-10), Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for disclosure of subsequent events that occur after the balance sheet date. The Company has adopted this standard in the fourth quarter of fiscal 2010
New Accounting Standards not yet Adopted
Amendments to Accounting for Variable Interest Entities (“VIE”)
In 2009, the FASB issued an amendment to its guidance on VIE. Although not effective until first quarter 2011, this new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary. The amendment requires the use of a qualitative approach to determine the primary beneficiary, based on the power to direct activities of the VIE that most significantly impact its economic performance and an obligation to absorb losses or to receive benefits of the VIE. If the power is shared, then no party is the primary beneficiary. This amendment is not expected to have an impact on the Company.

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